press release

The Annual General Meeting of ArcelorMittal shareholders, held today in Luxembourg, approved all resolutions with a large majority

Luxembourg, 8 May 2014 – 1,045,272,557 shares, or 62.76 % of the company's share capital, were present or represented at ArcelorMittal’s annual general meeting today.

The results of the votes will be posted shortly on http://corporate.arcelormittal.com/ under Investors > Equity investors > Shareholders’ meetings, where the full documentation regarding to the 2014 annual general meeting is available.

The shareholders re-elected Mr. Lakshmi N. Mittal, Mr. Lewis B. Kaden, Mr. Antoine Spillmann, Mr. Bruno Lafont, and elected Mr. Michel Wurth, as directors of ArcelorMittal for a term of three years each. In addition, the shareholders approved the grants under the Performance Share Unit Plan in relation to 2014.